As filed with the Securities and Exchange Commission on September 30, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

US AIRWAYS GROUP, INC.

(Exact name of Registrant as specified in its charter)

Delaware	54-1194634
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2345 Crystal Drive

Arlington, Virginia 22227

(703) 872-7000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Elizabeth K. Lanier

Executive Vice President – Corporate Affairs and General Counsel

US Airways Group, Inc.

2345 Crystal Drive

Arlington, Virginia 22227

(703) 872-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Wardell, Esq.

McKenna Long & Aldridge LLP

SunTrust Plaza, Suite 5300

303 Peachtree Street

Atlanta, Georgia 30308-3201

(404) 527-4000

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price		Amount of registration fee

Class A Common Stock, par value $1.00 per share	39,333,993	$6.125(2)	$240,920,707.13	(2)	$19,490.49

(1)	US Airways Group, Inc., a Delaware corporation, is registering 39,333,993 shares of Class A Common Stock, of which 20,652,593 shares are currently outstanding, 13,681,400 shares are issuable upon the exercise of outstanding Class A-1 Warrants of US Airways Group and 5,000,000 shares are issuable upon the conversion of outstanding shares of Class B Common Stock held by the Selling Stockholders described below.

(2)	Estimated solely for the purpose of calculating the registration fee which, pursuant to Rule 457(c) under the Securities Act, is based on the average of the bid and asked price of the Class A Common Stock as reported on the Over-the-Counter Bulletin Board as of September 29, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the Selling Stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2003

PROSPECTUS

[GRAPHIC APPEARS HERE]

39,333,993 SHARES

US AIRWAYS GROUP, INC.

CLASS A COMMON STOCK

This prospectus relates to resales of up to 39,333,993 shares of Class A Common Stock of US Airways Group, Inc. previously issued or to be issued by US Airways Group, Inc. to the Selling Stockholders. We will not receive any proceeds from the sale of the shares. We may amend this prospectus from time to time to add additional shares of Class A Common Stock and additional Selling Stockholders.

The Selling Stockholders identified in this prospectus, or their pledgees, donees, permitted transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

We do not know when or in what amount a Selling Stockholder may offer shares for sale, including whether a Selling Stockholder will sell any or all of the shares offered by this prospectus.

Until                     , 2003, our Class A Common Stock traded on the Over-the-Counter Bulletin Board, or OTCBB, under the symbol “USALA.OB”. On September 29, 2003, the last reported bid price for our Class A Common Stock on the OTCBB was $6.10 per share. On September 30, 2003, we filed a Listing Application for our Class A Common Stock to be listed on the NASDAQ National Market. The Listing Application is being reviewed by the Nasdaq National Market and we will file a pre-effective amendment to the registration statement that this prospectus forms a part when we become listed on the NASDAQ National Market. On                     , 2003, we became listed on the NASDAQ National Market under the symbol “            .” We urge you to obtain current market quotations for our Class A Common Stock.

The principal executive offices of US Airways Group are located at 2345 Crystal Drive, Arlington, Virginia 22227 and our telephone number is (703) 872-7000.

Investing in our Class A Common Stock involves a high degree of risk.

See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 200  .

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the Selling Stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the Selling Stockholders. Each time a Selling Stockholder sells securities, the Selling Stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the Selling Stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

As used in this prospectus, the terms “we,” “our,” and “us” may, depending on the context, refer to US Airways Group, Inc. or to one or more of its consolidated subsidiaries or to all of them taken as a whole.

i

DESCRIPTION OF US AIRWAYS GROUP

Our primary business activity is the operation of a major network air carrier through our ownership of the common stock of US Airways, Inc. (US Airways), Allegheny Airlines, Inc., Piedmont Airlines, Inc., PSA Airlines, Inc., Material Services Company, Inc. and Airways Assurance Limited.

On August 11, 2002, we and seven of our domestic subsidiaries, which account for substantially all of our operations, including our principal operating subsidiary US Airways, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division. We have emerged from bankruptcy protection under our plan of reorganization, which (i) was confirmed pursuant to the Bankruptcy Court’s confirmation order on March 18, 2003 and (ii) after each of the conditions precedent to consummation was satisfied or waived, became effective on March 31, 2003.

US Airways is our principal operating subsidiary. US Airways is a certificated air carrier engaged primarily in the business of transporting passengers, property and mail. In 2002, US Airways accounted for approximately 83% of our operating revenues on a consolidated basis. US Airways enplaned approximately 47 million passengers in 2002 and was the seventh largest U.S. air carrier (as ranked by revenue passenger miles). As of August 31, 2003, US Airways operated 279 jet aircraft and provided regularly scheduled service at 86 airports in the continental United States, Canada, Mexico, France, Germany, Italy, Spain, the Netherlands, the United Kingdom, Ireland and the Caribbean. Our operations consist of two segments: US Airways and US Airways Express. The US Airways segment includes the operations of US Airways jet service. The US Airways Express segment includes operations from three wholly-owned airlines and four affiliate regional jet operators as of August 31, 2003. Our business is seasonal with operations typically highest in the second and third quarters due to US Airways’ combination of business traffic and North-South leisure traffic in the eastern U.S. during those periods.

US Airways’ major connecting hubs are at airports in Charlotte, Philadelphia and Pittsburgh. US Airways also has substantial operations at Boston’s Logan International Airport, New York’s LaGuardia Airport and Washington’s Ronald Reagan Washington National Airport. Measured by departures, US Airways is among the largest at each of the foregoing airports. US Airways is also a leading airline from the Northeast U.S. to Florida. US Airways’ East coast-based hubs, combined with its strong presence at many East coast airports, have made it the largest intra-East coast carrier, comprising 31% of the industry’s intra-East coast revenues based on the most recent industry revenue data available.

Our subsidiaries Material Services Company and Airways Assurance Limited operate in support of our airline subsidiaries in areas such as the procurement of aviation fuel, assisting with maintenance contracts and insurance.

We are a corporation organized under the laws of the State of Delaware, as is our principal subsidiary, US Airways. Our executive offices are located at 2345 Crystal Drive, Arlington, Virginia 22227 (telephone number (703) 872-7000). Our internet address is www.usairways.com. We have not incorporated by reference into this prospectus the information on this website, and you should not consider it to be a part of this document. The website address is included in this document only as a reference.

SECURITIES OFFERED

This prospectus relates to 39,333,993 shares of our Class A Common Stock offered for resale for the account of the Selling Stockholders who currently hold those shares or will hold them upon exercise of Class A-1 Warrants and conversion of our Class B Common Stock. The shares of Class A Common Stock were issued or are issuable to the Selling Stockholders pursuant to the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and its Affiliated Debtors and Debtors-in-Possession, as modified and confirmed pursuant to an order by the United States Bankruptcy Court for the Eastern District of Virginia on March 18, 2003. We may add additional shares of Class A Common Stock and additional Selling Stockholders to this prospectus. Our Class A Common Stock has traded on the OTCBB under the symbol “USALA.OB” until             , 2003. On September 30, 2003, we filed a Listing Application for our Class A Common Stock to be listed on the NASDAQ National Market. The Listing Application is being reviewed by the NASDAQ National Market and we will file a pre-effective amendment to the registration statement that this prospectus forms a part when we become listed on the NASDAQ National Market. On             , 2003, our Class A Common Stock began trading on the NASDAQ National Market under the symbol “        .”

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including the information incorporated by reference into this prospectus. The risks and uncertainties we describe below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us.

Risks Related to US Airways Group, Inc.

In the recent past, we sustained significant operating losses and may sustain significant losses in the future.

The recent soft economic conditions, coupled with the impact of the terrorist attacks of September 11, 2001 and the military actions in Iraq and Afghanistan, have had a substantial negative impact on our revenues and costs. For the years ended December 31, 2002 and 2001, we incurred operating losses of $1.32 billion and $1.68 billion, respectively. For the three months ended March 31, 2003 and June 30, 2003, we reported an operating loss of $207 million and an operating profit of $67 million, respectively. Operating profit for the three months ended June 30, 2003 includes a $214 million credit related to the Emergency Wartime Supplemental Appropriations Act (see below). In addition, we have experienced an increase in costs related to enhanced security measures, aviation insurance and the price of fuel. We do not expect our revenues to increase significantly until general economic conditions improve and we expect the threat of further terrorist attacks and continued instability in the Middle East to continue to negatively impact our revenues and costs in the near-term. We recently emerged from bankruptcy protection under our plan of reorganization, which became effective on March 31, 2003. Despite our recent emergence from Chapter 11 bankruptcy and the resulting cost reductions, we may not be able to effectively counteract decreasing revenues and increasing costs through our cost reduction initiatives, revised business plan, customer service initiatives and revised pricing structures. Moreover, our liquidity and borrowing options are limited and we may be severely impacted by a prolonged economic downturn, further decreases in demand for air travel or substantial increases in fuel costs. The inability to sustain profitability may hinder our ability to satisfy our obligations as they become due, obtain future equity or debt financing or to do so on economical terms and to sustain or expand our business.

We continue to face a weak revenue environment. Although passenger loads steadily increased in the second quarter of 2003 as industry passenger traffic began recovering from the impact of the Iraqi War, continued low passenger fares significantly impacted second quarter 2003 results. These low passenger fares resulted from declines in business traffic (which has higher yields than leisure traffic) that began early in 2001 and were exacerbated by the events of September 11th and continue to remain depressed. The airline industry has engaged in heavy price discounting to stimulate the industry-wide soft demand related to the sluggish economic conditions, the Iraqi War, the outbreak of Severe Acute Respiratory Syndrome and the threat of further terrorist attacks.

Our high level of indebtedness may affect our ability to satisfy our funding needs or meet our obligations.

We are highly leveraged and have significant debt obligations. Substantially all of our assets including aircraft and engines are subject to liens securing indebtedness. We and our subsidiaries require substantial working capital in order to meet scheduled debt and lease payments and to finance day-to-day operations. We may also incur substantial additional debt related to new aircraft deliveries. As noted in our Annual Report on Form 10-K for the year ended December 31, 2002, our independent auditor’s report dated March 24, 2003 contains an explanatory paragraph regarding our ability to continue as a going concern. Upon our emergence from bankruptcy on March 31, 2003, we received funding from our $1 billion term loan facility, $900 million of which is guaranteed by the Air Transportation Stabilization Board, which we refer to as the ATSB loan, and from Retirement Systems of Alabama Holdings LLC (RSA), the plan sponsor for our plan of reorganization. We believe our existing cash, cash equivalents and short-term investments provide sufficient liquidity to fund foreseeable working capital needs, capital expenditures and debt service requirements. However, in light of the ongoing weakness in the airline industry and the resulting uncertainty as to passenger demand, fares, fuel prices and aircraft acquisition financing, among other factors, we cannot assure you that we can consistently achieve or sustain positive cash flow from operations and comply with all requirements of our debt agreements.

Our financial covenants could limit how we conduct our business, which could adversely affect our financial condition and growth potential.

The definitive documentation relating to the ATSB loan contains covenants that require us to satisfy ongoing financial requirements, including debt ratio, fixed charge coverage and liquidity. The ATSB loan contains covenants that also limit, among other things, our ability to pay dividends, make additional corporate investments and acquisitions, enter into mergers and consolidations and modify certain concessions obtained as part of our Chapter 11 restructuring.

The covenants in the ATSB loan were negotiated based upon the future expectations with respect to performance of our restructured company and of the airline industry. These expectations included assumptions about the extent of a general recovery in the airline industry and the time parameters within which that recovery might occur, as well as our performance with respect to the rest of the industry. While these negotiations were conducted during a period in which the possibility of war in Iraq was a consideration, the substantive terms of the ATSB loan were concluded prior to the commencement of the war in Iraq. At this time, the general recovery of the airline industry has not occurred as rapidly as anticipated, which has impacted our performance. Beginning June 30, 2004, we need to satisfy certain financial covenants in the ATSB loan for predefined measurement periods ending on or after June 30, 2004. Prior to such date, we are required to maintain certain minimum liquidity amounts. If we are unable to meet these financial covenants, we may not be able to execute our business plan, which could have a material adverse effect on our future liquidity, results of operations and financial condition.

In addition, as a result of these restrictive covenants, we may be limited in how we conduct business, and we may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively, or to take advantage of new business opportunities. This may affect our ability to generate revenues and make profits.

Our failure to comply with the covenants and restrictions contained in our financing agreements could lead to a default under the terms of those agreements. If such a default occurs, the other parties to these agreements could declare all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable. If that occurs, we may not be able to make payments on our debt, meet our working capital and capital expenditure requirements, or be able to find additional alternative financing on favorable or acceptable terms.

We may not be able to meet our commitments to purchase flight equipment, which could result in penalties and impair our ability to execute our regional jet business plan.

In an attempt to boost revenue and enhance competitiveness, we have begun the implementation of a plan to increase our use of regional jets. Our agreements to acquire new aircraft, accompanying jet engines and ancillary assets have increased our financing needs and added to our financial obligations. Through December 31, 2002, we used cash to purchase substantially all new aircraft acquisitions and subsequently financed all the aircraft through leveraged lease transactions or secured loan transactions. Additional financing or internally-generated funds will be needed to satisfy our capital commitments for the balance of firm-order aircraft commitments and for other aircraft-related expenditures beyond 2002.

As of June 30, 2003, the minimum determinable payments associated with these acquisition agreements for all firm-order aircraft (including progress payments, payments at delivery, spares, capitalized interest, penalty payments, cancellation fees and/or nonrefundable deposits) were estimated to be $311 million for the remainder of 2003, $1.90 billion in 2004, $840 million in 2005, $417 million in 2006, $31 million in 2007 and $2 million thereafter. As a result of the recent regional jet aircraft orders, we believe it is probable that we will not take delivery of certain previously ordered narrow-body aircraft and recorded an accrual of $35 million for related penalties during the three months ended June 30, 2003.

We have secured approximately 85% to 90% of the necessary financing for the firm-order regional jet aircraft. This financing includes commitments from General Electric Capital Corporation and from the respective airframe manufacturers and is subject to certain credit standards or financial tests. Among the applicable credit standards under the aircraft financing commitments is the requirement that US Airways Group and US Airways maintain a minimum credit rating of “B-” by Standard & Poor’s or “B3” by Moody’s Investor Service. Both we and US Airways presently have received a “B” rating by S&P, but we cannot be certain that we will be able to maintain that rating, particularly in view of the ongoing weakness in the airline industry. If we are unable to meet the aforementioned credit standards or financial tests, we may not be able to obtain the financing to execute our regional jet business plan, which could have a material adverse effect on our future liquidity, results of operations and financial condition. Other capital expenditures, such as rotables and other aircraft components, are also expected to increase in conjunction with the acquisition of the new aircraft and jet engines. We cannot assure you that sufficient financing will be available for all aircraft and other capital expenditures not covered by committed financing.

An adverse change in our credit ratings could negatively impact our financings or our ability to issue debt or equity.

On April 9, 2003, S&P assigned a “B” corporate credit rating to US Airways Group and US Airways. Ratings on classes of debt securities of US Airways that had not been defaulted during our Chapter 11 proceedings have been removed from CreditWatch. Credit ratings issued by agencies such as S&P and Moody’s affect our ability to issue debt or equity securities and the effective rate at which such financings are undertaken. The rating agencies base their ratings on our financial performance and operations, our cash flow and liquidity, the level of our debt and industry conditions in general. If our financial performance or industry conditions do not improve, we may face future downgrades, which could further negatively impact our borrowing costs and the prices of our equity or debt securities. In addition, as discussed above, US Airways Group and US Airways are required to maintain minimum credit ratings pursuant to applicable credit standards in the regional jet financing commitments.

Restrictions on our ability to increase our regional jet usage may impair our ability to implement our business plan and adversely affect our future prospects.

Our agreements with our regional jet affiliates to increase the number of regional jets in service are subject to certain conditions, including but not limited to, aircraft availability, the affiliate’s ability to finance the additional aircraft at agreed upon economic terms, and in the case of Chautauqua Airlines and Republic Airlines, each remains contingent upon ratification of a pilot agreement at Chautauqua Airlines. Under our “Jets for Jobs” agreement, half of all regional jet pilot positions at affiliate carriers such as Chatauqua must be filled with furloughed US Airways pilots. However, 100% of the jobs associated with the CRJ-700 series and Embraer 170/175 aircraft go to furloughed pilots placed at our regional airline subsidiaries or US Airways’ new MidAtlantic division. Additionally, we are the debtor-in-possession lender in Midway Airlines Corporation’s bankruptcy and, as such, have the right to, upon Midway’s liquidation, eight regional jets owned by Midway. A delay in the access to these regional jets could impair our planned activity for regional jets. Further, US Airways’ pilots have filed grievances with US Airways regarding the terms under which regional jets with seating capacity of 70 or more seats would be flown by US Airways’ MidAtlantic division. We believe we are in compliance with our labor agreements, however, because each of these situations is subject to an agreement on labor practices or economic terms by multiple parties, the implementation of our restructuring plan with respect to increased use of regional jets could be adversely affected by these grievances and market conditions.

One stockholder holds a substantial ownership and voting interest in us and controls the election of a majority of our board of directors.

On the effective date of our plan of reorganization, RSA invested $240 million in cash in us in exchange for approximately 36.2%, on a fully-diluted basis, of our equity. As of the effective date, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in us and is entitled to designate and vote to elect eight of 15 directors to our board of directors. As a result, RSA will have the ability to control substantially all matters submitted to stockholders for approval, and will have the ability to influence significantly our management and business affairs. Furthermore, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving our company, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company, even if such a transaction would benefit other stockholders.

RSA’s significant equity position makes us more susceptible to undergo an “ownership change” (within the meaning of Section 382 of the Internal Revenue Code).

Because RSA holds a significant equity position in us, if RSA disposes of all or some significant amount of this position, it could cause us to undergo a new ownership change. This would generally limit (or possibly eliminate) our ability to use net operating losses and other tax attributes after the effective date of our plan of reorganization.

Our business is substantially dependent on conditions in one region of the United States.

Eastern United States operations comprise a substantial portion of the route structure of our airline subsidiaries. Although a competitive strength in some regards, the regional concentration of significant operations results in us being susceptible to changes in certain regional conditions. Accordingly, severe weather, air traffic control problems and downturns in the economy in the eastern United States adversely affect our results of operations and financial condition. With its concentration in the eastern United States, US Airways’ average stage length, or trip distance, is shorter than those of other major airlines. This makes US Airways more susceptible than other major airlines to competition from surface transportation, such as automobiles, trains and bus services.

Negotiations with labor unions could divert management attention and disrupt operations and new collective bargaining agreements or amendments to existing collective bargaining agreements could increase our labor costs and operating expenses.

Approximately 90% of our employees are represented by unions. In connection with our Chapter 11 proceedings and our related restructuring, we entered into long-term restructured collective bargaining agreements with each of our employee groups. We cannot predict, however, the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase operating expenses. This is particularly significant because our current employee costs contribute substantially to our cost structure. In addition, negotiations with unions could divert management attention and disrupt operations, which may result in increased operating expenses. If we are unable to negotiate acceptable collective bargaining agreements, we might have to address the threat of work actions, or wait through “cooling off” periods, which could be followed by union-initiated work actions, including strikes. Depending on the nature of the threat or the type and duration of any work action, these actions could disrupt our operations and, as a result, have a significant adverse affect on our operating results.

Our reliance on third party service providers to process credit card transactions and certain conditions in our agreements with these service providers could adversely impact our operations.

We utilize third party service providers to process credit card transactions. If we fail to meet certain conditions, these providers can (i) require additional cash collateral or additional discretionary amounts upon the occurrence of certain events and (ii) under certain circumstances, terminate such credit card processing agreements. The termination of credit card processing agreements could have a material adverse effect on our liquidity, financial condition and results of operations.

Our financial statements reflect the adoption of fresh-start reporting, which contains valuations based on estimates and assumptions that may vary from actual results and values realized.

In connection with our emergence from bankruptcy on March 31, 2003, we adopted fresh-start reporting in accordance with AICPA Statement of Position 90-7 “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” Accordingly, we valued our assets, liabilities and equity at fair value. The excess of the reorganization value over tangible assets and identifiable intangible assets has been reflected as goodwill in our financial statements. Estimates of fair value represent our best estimate based on independent appraisals and valuations and, where the foregoing have not yet been completed or are not available, industry trends and by reference to market rates and transactions. Our equity value of $438 million at March 31, 2003 was determined with the assistance of financial advisors. In determining the equity value, we and the financial advisors considered several matters, including the following: (i) our recent financial information; (ii) certain financial projections prepared by us in connection with the ATSB loan and RSA investment including the underlying assumptions;

(iii) the equity transactions encompassed by the RSA investment; (iv) a discounted cash flow analysis prepared on a going concern basis; (v) current and historical market values of publicly traded companies that are in businesses reasonably comparable to us and (vi) certain additional economic and industry conditions. We are currently in the process of having certain assets and liabilities appraised. Changes in the fair values of these assets and liabilities from the current estimated values as well as changes in other assumptions could significantly impact the reported value of goodwill. The foregoing estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, we cannot assure you that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially. Moreover, the market value of our Class A Common Stock may differ materially from the equity valuation.

As a result of the adoption of fresh-start reporting, our post-emergence financial statements are not comparable with our pre-emergence financial statements, because they are, in effect, those of a new entity.

We depend on the expertise of our management team. If key individuals leave unexpectedly, our business and operations could suffer.

Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain these officers and other capable managers. Although we believe we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, we may not be able to retain and recruit talented personnel without incurring substantial costs. Moreover, in connection with certain funds we received from government agencies, we are limited in the compensation we can pay to certain executives. As a result, our ability to spend additional amounts to retain and recruit talented personnel is limited.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.

Our indebtedness under both the ATSB loan and our $404 million General Electric Capital Corporation credit facility loan bear interest at fluctuating market interest rates. We have not hedged our interest rate exposure. To the extent these rates increase, our interest expense will increase, in which event, we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

In addition to the legal proceedings described in our Form 10-K filing for the fiscal year ended December 31, 2002 and the Form 10-Qs filed for the first and second quarter of 2003, we are subject to pending and future legal proceedings.

We are currently subject to various material legal proceedings, some of which may not be covered by insurance. We are named as a defendant along with most of the major domestic airlines, several national carriers and a number of international carriers, in a class action lawsuit on behalf of all United States-based travel agents filed in federal court in North Carolina. The complaint alleges violation of the federal antitrust laws with respect to commission rate reductions and/or commission cap reductions implemented by various airlines in 1997, 1998, 1999, 2001 and 2002. The plaintiffs seek unspecified damages for lost commissions as well as injunctive relief. The trial date is set for February 2, 2004. If this proceeding, as well as our other legal proceedings, is resolved in an unfavorable manner to us, it could have a material impact on our liquidity, financial condition and results of operations. However, the plaintiffs in this proceeding have agreed to withdraw the claim that was filed in the Bankruptcy Court related to our alleged pre-petition conduct, without prejudice to the plaintiffs’ right to seek damages for alleged post-petition and post-effective date conduct. In addition, the Bankruptcy Court has ruled against the plaintiffs’ administrative claim for damages allegedly incurred during the period from the filing of the bankruptcy petition through the date of emergence from bankruptcy. The plaintiffs have appealed this decision to the United States District Court for the Eastern District of Virginia, Alexandria Division.

As a result of the termination of the Pilot Retirement Plan, we are subject to material claims by the Pension Benefit Guaranty Corporation (PBGC).

On January 30, 2003, we filed a notice of intent to terminate the Pilot Retirement Plan and a motion seeking the Bankruptcy Court’s approval of a distress termination of the Pilot Retirement Plan. On March 2, 2003, the Bankruptcy Court entered an order approving the termination of the Pilot Retirement Plan.

Upon the termination of the Pilot Retirement Plan, the PBGC had a claim for the amount of the Pilot Retirement Plan’s unfunded benefit liabilities asserted jointly and severally against all of the debtors as well as a claim for PBGC premiums relating to the Pilot Retirement Plan asserted jointly and severally against all of the debtors as an administrative priority claim. All other PBGC claims have been withdrawn.

Eighteen pilots who would have received lump sum payments under the Pilot Retirement Plan but for the issuance of the Notice of Intent to Terminate filed grievances challenging the issuance of the Notice. These “lump sum” pilots also appealed from the Bankruptcy Court’s March 2, 2003 order approving the termination of the Pilot Retirement Plan. The grievances and appeal have been or will be withdrawn pursuant to a settlement agreement with the lump sum pilots, which was approved by the Bankruptcy Court by order entered on August 15, 2003.

On March 6, 2003, the Retired Pilots Association of US Airways (known as the “Soaring Eagles”) also filed a Notice of Appeal from the Bankruptcy Court’s March 2, 2003 order. On May 28, 2003, the federal district court dismissed the Soaring Eagles’ appeal. On June 26, 2003, the Soaring Eagles appealed the district court’s decision to the Court of Appeals for the Fourth Circuit. If we do not prevail on this appeal, the result could have a negative impact on our liquidity and financial condition. In addition, our agreement with the Air Line Pilots Association provides that we will seek restoration of the Pilot Retirement Plan upon the enactment of certain funding relief legislation in 2003 and comply with a legislative directive to restore the Pilot Retirement Plan if this funding relief legislation is enacted in 2003.

As a result of our bankruptcy, we are subject to administrative claims that could impact our liquidity.

Certain of our creditors are attempting to establish their right to full payment of the amount they claim we owe them for the period between the date of our bankruptcy filing and the date of our emergence from bankruptcy by submitting to and completing the administrative claims procedure. If these creditors are successful, we may have to pay them the full amount of their claims, which could have an adverse impact on our liquidity.

Our inability to re-negotiate obligations with respect to our fleet subject to Section 1110 of the Bankruptcy Code could result in the loss of some of our aircraft and adversely impact our fleet operations.

Under the Bankruptcy Court’s confirmation order, we and our subsidiaries were authorized to reject or abandon certain aircraft after the effective date of our plan of reorganization as long as each such aircraft was subject to an agreement under Section 1110 of the Bankruptcy Code. Prior to the effective date of our plan of reorganization, we reached agreements covering substantially all of the aircraft subject to restructuring agreements that the terms of the restructured agreements would become effective on the effective date of our plan of reorganization. With respect to aircraft for which restructuring documentation has not been completed, we continue to negotiate with the relevant lessors and mortgagees to complete final documentation. We believe that we will complete definitive documentation with regard to the renegotiation of the obligations subject to Section 1110 agreements. In the event that we fail to renegotiate such obligations, such failure would result in the loss of use of the aircraft subject to such obligations, which could have a material adverse impact on our fleet operations.

If our continuing discussions with the Allegheny County Airport Authority are not satisfactorily resolved, we may discontinue or reduce operations at Pittsburgh International Airport.

As part of our bankruptcy, we designated for rejection (with an effective date of rejection of January 5, 2004) certain agreements with the Allegheny County Airport Authority regarding the Pittsburgh International Airport. We and the Allegheny County Airport Authority are engaged in discussions regarding the agreements with Allegheny County Airport Authority. If our discussions are unsuccessful, we may discontinue or reduce our operations at Pittsburgh International Airport, which would require us to redeploy those assets.

Risks Related to the Airline Industry

The airline industry is highly competitive.

Most of the markets in which our airline subsidiaries operate are highly competitive. These airline subsidiaries compete to varying degrees with other air carriers and with other forms of transportation. US Airways competes with at least one major airline on most of its routes between major cities. Airlines, including US Airways, typically use discount fares and other promotions to stimulate traffic during normally slack travel periods to generate cash flow and to maximize revenue per available seat mile. Discount and promotional fares are often non-refundable and subject to various restrictions such as minimum stay requirements, advance ticketing, limited seating and change fees. US Airways has often elected to match discount or promotional fares initiated by other air carriers in certain markets in order to compete in those markets. Competition between air carriers also involves certain route structure characteristics, such as flight frequencies, availability of nonstop flights, markets served and the time certain flights are operated. To a lesser extent, competition can involve other products, such as frequent flier programs and airport clubs.

US Airways considers the growth of low-cost competition and the growing presence of competitors’ regional jets in certain of its markets to be its foremost competitive threats. Recent years have seen the entrance and growth of low-cost competitors in many of the markets in which our airline subsidiaries operate. These competitors, based on low costs of operations and low-fare structures, include Southwest Airlines Co., AirTran Airways, Inc. and JetBlue Airways. Southwest has steadily increased operations within the eastern United States since first offering service in this region in late 1993. In addition, competition from low-cost carriers continues to intensify in our core Eastern U.S. markets. Recent orders for additional aircraft by AirTran Airways and JetBlue Airways and an announcement by Atlantic Coast Airlines that it intends to become a regional low-cost carrier indicate that this trend will continue to have a negative impact on our revenue recovery. We anticipate further low-cost competition in the industry in the future.

Other major airlines have substantially increased the number of regional jets in the eastern United States. Regional jets are faster, quieter, more comfortable than turboprops and generally preferred by customers over turboprops. We continue to add regional jets to our fleet; however, we continue to lose significant market share in markets where our turboprop affiliates compete with other major airline affiliates that operate regional jets.

We are subject to pricing pressure that may negatively impact our revenues.

The growth of low cost carriers and the rise of price transparency due to the internet have resulted in continued pricing pressure for us. A decline in overall industry traffic since 2001 has also not been matched by an equivalent reduction in industry capacity, resulting in an oversupply situation that also has depressed fares. As fares have lowered and the range of fares has become more transparent, the gap between the lowest fares and the highest fares on any given route has come under increasing scrutiny. In response, we have undertaken several initiatives to modify the rules regarding the lowest priced tickets. In addition, several competitors have instituted revised fare structures centered on a lower fare for walk-up business travel. Recently, we expanded our policy to provide customers with greater flexibility on non-refundable tickets, which is consistent with our competitors’ policy. Given our route network and our corresponding dependence on business travelers, these new fare structures pose a threat to our revenues to the extent that they encroach into our network.

The terrorist attacks of September 11, 2001 and the continuing international hostilities and threat of terrorism have adversely affected and may continue to adversely affect our financial results.

US Airways was one of the airlines most significantly affected by the events of September 11th. Not only were US Airways operations shut down entirely for three days in September, but Ronald Reagan Washington National Airport, at which US Airways is the largest carrier, was closed until October 4, 2001. Service was not fully restored there until May 2002. In addition, the East coast in general has been the part of the country most affected in the aftermath of the attacks. Our airline subsidiaries compete heavily with trains and automobiles as a result of their short-haul network and, as such, have been more affected than other airlines. The increased airport security charges and procedures have also had a disproportionate impact on short-haul travel.

Increased insurance costs due to the terrorist attacks of September 11, 2001 may adversely impact our operations and financial results.

The terrorist attacks of September 11, 2001 resulted in staggering losses to the insurance industry. These losses led to a significant increase in our insurance premiums and could lead to future increases in our insurance premiums. These increases have and could continue to negatively impact our financial results. In addition, the resulting general instability in the insurance industry could affect some of our existing insurance carriers or our ability to obtain future insurance coverage. To the extent that our existing insurance carriers are unable or unwilling to provide us with insurance coverage, our insurance costs could further increase.

Moreover, since September 11, 2001, we and other airlines have been unable to obtain third party war risk (terrorism) insurance at reasonable rates from the commercial insurance market and have been obtaining this insurance through a special program administered by the Federal Aviation Administration, or FAA. The Emergency Wartime Supplemental Appropriations Act extended this insurance protection until August 2004. If the Federal insurance program terminates, we would likely face a material increase in the cost of terrorism insurance, but because of competitive pressures in our industry, our ability to pass this additional cost to passengers would be limited.

Our reputation and financial results could be negatively affected in the event of a major aircraft accident.

The occurrence of one or more incidents or accidents involving our aircraft could have a material adverse effect on our future operations. An accident involving one of our aircraft could involve not only repair or replacement of the damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Moreover, any aircraft accident, even if fully insured, could cause a public perception that our aircraft are less safe or reliable than those of other airlines, and that could have a negative effect on our business.

We are required by the DOT to carry liability insurance on each of our aircraft. We currently maintain liability insurance in amounts and of the type consistent with industry practice. Although we currently believe our insurance coverage is adequate, the amount of such coverage may be changed in the future or we may be forced to bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse impact on our business and financial results.

Our compliance with the extensive governmental regulation to which we are subject could cause us to incur significant costs and adversely affect our financial condition and operations.

Our airline subsidiaries operate under certificates of public convenience and necessity or commuter authority issued by the DOT. Such certificates may be altered, amended, modified or suspended by the DOT if the public convenience and necessity so require, or may be revoked for failure to comply with the terms and conditions of the certificates. Airlines are also regulated by the FAA, a division of the DOT, primarily in the areas of flight operations, maintenance, ground facilities and other technical matters. Pursuant to these regulations, our airline subsidiaries have FAA-approved maintenance programs for each type of aircraft they operate that provide for the ongoing maintenance of such aircraft, ranging from periodic routine inspections to major overhauls. From time-to-time, the FAA issues airworthiness directives and other regulations affecting our airline subsidiaries or one or more of the aircraft types they operate. In recent years, for example, the FAA has issued or proposed such mandates relating to, among other things, expanded flight data recorder parameters; cargo hold smoke detection/fire suppression systems; enhanced ground proximity warning systems; fuselage pressure bulkhead reinforcement; fuselage lap joint inspection rework; increased inspections and maintenance procedures to be conducted on certain aircraft; increased cockpit security; fuel quality system improvements; and separation of aircraft.

The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain locales, including Boston, Washington, D.C., Chicago, San Diego, San Francisco and Orange County (California), among others, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances these restrictions have caused curtailments in services or increases in operating costs and such restrictions could limit the ability of US Airways to expand its operations at the affected airports. Authorities at other airports may consider adopting similar noise regulations.

The airline industry is also subject to increasingly stringent federal, state and local laws protecting the environment. Future regulatory developments could affect operations and increase operating costs for the airline industry, including our airline subsidiaries.

Our airline subsidiaries are obligated to collect a federal excise tax on domestic and international air transportation (commonly referred to as the “ticket tax”). Our airline subsidiaries collect these taxes, along with certain other U.S. and foreign taxes and user fees on air transportation, and pass through the collected amounts to the appropriate governmental agencies. Although such taxes are not operating expenses to us, they represent an additional cost to our customers.

The Aviation and Transportation Security Act (Aviation Security Act) was enacted in November 2001. Under the Aviation Security Act, substantially all aspects of civil aviation passenger security screening were federalized and a new Transportation Security Administration under the DOT was created. The Transportation Security Administration was then transferred to the Department of Homeland Security pursuant to the Homeland Security Act of 2002. The Aviation Security Act, among other matters, mandates improved flight deck security; carriage at no charge of federal air marshals; enhanced security screening of passengers, baggage, cargo, mail, employees and vendors; enhanced security training; regulations issued in connection therewith require fingerprint-based background checks of all employees and vendor employees with access to secure areas of airports; and provision of passenger data to U.S. Customs. Funding for the Transportation Security Administration is provided by a new fee collected by air carriers from their passengers. In April 2003, the 2003 Emergency Wartime Supplemental Appropriations Act provided for a refund of passenger and air carrier security fees and a cessation of these fees for the period from June 1, 2003 to September 30, 2003. Even with this relief, implementation of the requirements of the Aviation Security Act has resulted and will continue to result in increased costs for our airline subsidiaries and for their passengers and has and will likely continue to result in service disruptions and delays.

Many major U.S. airports impose passenger facility charges. The ability of airlines to contest increases in these charges is restricted by federal legislation, DOT regulations and judicial decisions. Legislation enacted in 2000 permitted airports to increase passenger facility charges effective April 1, 2001. With certain exceptions, air carriers pass these charges on to passengers. However, our ability to pass-through security fees and passenger facility charges to our customers is subject to various factors, including market conditions and competitive factors.

The availability of international routes to domestic air carriers is regulated by agreements between the U.S. and foreign governments. Changes in U.S. or foreign government aviation policy could result in the alteration or termination of these agreements and affect US Airways’ international operations.

Changes to slot restrictions may cause a reduction in our flights to certain airports, which could reduce our revenues.

The FAA has designated John F. Kennedy International Airport, LaGuardia Airport and Reagan National Airport as “high-density traffic airports” and limited the number of departure and arrival slots available to air carriers at those airports. In April 2000, legislation was enacted which eliminates slot restrictions beginning in 2007 at LaGuardia and Kennedy. Among other things, the legislation encouraged the development of air service to smaller communities from slot-controlled airports. During the interim period while slot restrictions remained in effect at LaGuardia, airlines could apply for slot exemptions to serve smaller communities using aircraft with a maximum seating capacity of less than 71. In connection with this, we and several other airlines increased service from LaGuardia, which led to excessive flight delays. In response to such delays, the FAA implemented a slot lottery system in December 2000 limiting the number of new flights at LaGuardia. As a result, several airlines, including US Airways, were required to reduce the number of flights added at LaGuardia in connection with this legislation. The resulting allocation of slots from the slot lottery system was initially scheduled to expire on September 15, 2001, but on August 3, 2001, the FAA announced an extension until October 26, 2002. On July 8, 2002, the FAA announced another extension until October 30, 2004. Based on the excessive flight delays resulting from the initial grant of slot exemptions, along with LaGuardia’s limited ability to expand operations due to land and airspace constraints, we believe that some form of slot restrictions is likely to remain despite their scheduled elimination in 2007.

Increases in fuel costs will adversely affect our operating expenses and financial results.

Aviation fuel is typically our second largest expense. Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of our control. Accordingly, the price and availability of aviation fuel, as well as other petroleum products, can be unpredictable. The uncertain political situation in the Middle East, Venezuela and Nigeria, current low petroleum inventories worldwide and weather factors continue to impact the supply and demand for oil and consequently the price. Because the operations of our airline subsidiaries are dependent upon aviation fuel, significant increases in aviation fuel costs could materially and adversely affect our liquidity, results of operations and financial condition. Furthermore, the implications of a sharp increase in the price of aviation fuel for a prolonged period of time for our recovery would be significant. To manage this risk, we utilize financial instruments designed to reduce our exposure related to fuel price increase. For 2002, 2001 and 2000, aviation fuel expenses, including fuel-related taxes, were 9.4%, 11.1% and 13.8%, respectively, of our total operating expenses.

Our business is subject to seasonal variations in airline travel, which causes our quarterly results to fluctuate.

The air travel business historically fluctuates on a seasonal basis. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. Our results of operations generally reflect this seasonality, and therefore quarterly results are not necessarily indicative of those for an entire year and our prior results are not necessarily indicative of our future results.

If we cease to comply with the provisions of the Emergency Wartime Supplemental Appropriations Act, it could result in the repayment of a significant amount of security fee reimbursements to the government.

In April 2003, President George W. Bush signed into law the Emergency Wartime Supplemental Appropriations Act, which included $2.4 billion for reimbursement to the airlines for certain aviation-related security expenses. The Emergency Wartime Supplemental Appropriations Act includes the following key provisions: (1) $2.3 billion of the appropriation is for grants to be made by the Transportation Security Administration to U.S. air carriers based on the proportional share each carrier has paid or collected as of the date of enactment of the legislation for passenger security and air carrier security fees; (2) the Transportation Security Administration will not impose passenger security fees during the period beginning June 1, 2003 and ending September 30, 2003; (3) $100 million of the appropriation will be available to compensate air carriers for the direct costs associated with the strengthening of flight deck doors and locks on aircraft; (4) aviation war risk insurance provided by the federal government is extended until August 2004; and (5) certain airlines that receive the aviation-related assistance must agree to limit the total cash compensation for certain executive officers during the 12-month period beginning April 1, 2003 to an amount equal to the annual salary paid to that officer during the air carrier’s fiscal year 2002. Any violation of this agreement will require the carrier to repay to the government the amount reimbursed for airline security fees. Our security fee reimbursement was $214 million, net of amounts due to certain affiliates, and was recorded as a reduction to operating expenses during the second quarter of 2003. We do not anticipate any difficulties in complying with this limitation on executive compensation and believe the likelihood of repaying the government for the amount of the security fee reimbursement is remote. However, such repayment, if required, would have a significant adverse effect on our liquidity, financial condition and results of operations.

Increased use of online travel agencies may result in higher distribution costs, which may adversely affect our operating results.

Consumers are increasingly using online travel agencies to buy tickets. The largest of these, Orbitz, Travelocity, and Expedia, now each handle a meaningful volume of ticket purchases for us. Travelocity and Expedia each are increasingly charging suppliers for preferential display and promotion in their sites, a practice that is not allowed in the traditional global distribution systems environment. As a result, these sites have become more expensive distribution channels for us, especially as traditional distribution, travel agencies, have become less expensive through the elimination of base commissions. Orbitz is not acting this way today, and as a result is a lower cost channel for us, as is our website, www.usairways.com, which continues to be developed and expanded as it provides the lowest ticketing cost of any distribution channel. For the first half of 2003, sales from all internet bookings comprised 22% of total sales, and approximately half of the internet bookings were through www.usairways.com. If costs of using online travel agencies continue to increase, our operating results may be negatively impacted.

Risks Related to this Offering

Shares of Class A Common Stock issuable upon exercise or conversion of outstanding securities could adversely affect our stock price and dilute the ownership interests of existing stockholders.

Sales and potential sales of substantial amounts of our Class A Common Stock in the public market, or the perception that these sales could occur, could adversely affect the market price of the Class A Common Stock. A substantial number of additional shares of Class A Common Stock are issuable upon the conversion or exercise of outstanding securities. As of September 30, 2003, the 48,303,963 outstanding shares of Class A Common Stock were subject to dilution by:

•	8,483,330 shares of Class A Common Stock that are issuable upon the exercise, at an exercise price of $7.42 per share, of certain warrants issued in connection with the ATSB loan;

•	3,817,500 shares of Class A Common Stock that are issuable upon the exercise, at an exercise price of $7.42 per share, of certain warrants issued in connection with a global settlement reached with General Electric Capital Corporation;

•	5,268,600 shares of Class A Common Stock that are issuable upon the exercise, at an exercise price of $7.42 per share, of certain warrants issued or to be issued to certain members of management and general unsecured creditors in connection with our plan of reorganization;

•	1,380,570 shares of Class A Common Stock that are issuable upon the exercise, at an exercise price of $7.42 per share, of certain warrants issued in connection with RSA’s investment;

•	5,000,000 shares of Class A Common Stock issuable upon conversion of our Class B Common Stock; and

•	50,000 shares of Class A Common Stock issuable upon the exercise of options granted to certain non-employee directors under our 2003 Nonemployee Director Stock Incentive Plan.

The conversion or exercise of some or all of these securities will dilute the ownership interests of existing stockholders and any sales in the public market of the Class A Common Stock issuable upon such conversion or exercise could adversely affect prevailing market prices of the Class A Common Stock. In addition, the existence of the securities may encourage short selling by market participants because conversion or exercise of the securities could depress the price of the Class A Common Stock.

Our stock price may be volatile and could decline substantially.

Prior to the date of this prospectus, there has only been a limited market for our Class A Common Stock, and an active market for the Class A Common Stock may not develop or be sustained. The market prices for securities in the airline industry, as well as the stock market in general, has, from time to time, experienced extreme price and volume fluctuations. Factors that may cause the market price for the Class A Common Stock to decline, include but are not limited to:

•	our operating results failing to meet the expectations of securities analysts or investors in any quarter;

•	downward revisions in securities analysts’ estimates;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of the Class A Common Stock;

•	governmental regulatory action; and

•	adverse changes in general market conditions or economic trends.

Provisions in our charter documents might deter acquisition bids for us.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that, among other things:

•	provide 20 votes per share to the Class B Common Stock, all of which is currently held by one stockholder;

•	authorize our board of directors to issue preferred stock ranking senior to the Class A Common Stock without any action on the part of the stockholders;

•	establish advance notice procedures for stockholder proposals, including nominations of directors, to be considered at stockholders’ meetings;

•	authorize our board of directors to fill vacancies on the board resulting from an increase in the authorized number of directors or any other cause;

•	prevent stockholders from taking action by written consent;

•	restrict the ability of stockholders to call special meetings of stockholders; and

•	require the approval of the holders of at least 80% of the voting power of the shares entitled to vote in the election of directors for the stockholders to amend our Amended and Restated Bylaws, and the approval of the holders of at least 2/3 of the voting power of the shares entitled to vote in the election of directors (other than our Class C preferred stock) to modify or amend specified provisions of our Amended and Restated Certificate of Incorporation.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits business combinations with interested stockholders. Interested stockholders do not include stockholders whose acquisition of our securities is pre-approved by our board of directors in accordance with Section 203.

Limited liquidity of our Class A Common Stock may result in delays in your ability to sell your common stock or lower your returns; you should be prepared to hold your investment indefinitely.

On             , 2003, our Class A Common Stock began trading on the NASDAQ National Market. Prior to our listing on the NASDAQ National Market, our Class A Common Stock had limited trading activity on the OTCBB and in the Pink Sheets, which provide trading for the over-the-counter securities markets. We cannot assure that an active trading market for our stock will exist in the future or that we will be able to maintain our listing on the NASDAQ National Market.

We do not expect to pay cash dividends in the foreseeable future.

We have not declared or paid cash or other dividends on common stock since 1990 and currently do not intend to do so. Under the provisions of certain debt agreements including the ATSB loan, our ability to pay dividends on or repurchase our common stock is restricted. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law, and will depend upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain certain information regarding our financial projections, plans and strategies that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. These statements involve substantial risks and uncertainty. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should” and “continue” or similar words. These forward-looking statements may also use different phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, statements which address our operating performance, events or developments that we expect or anticipate will occur in the future, such as projections of our future results of operations or of our financial condition and anticipated trends in our business.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the following:

•	our ability to operate pursuant to the terms of our financing facilities;

•	our ability to obtain and maintain normal terms with vendors and service providers;

•	our ability to maintain contracts that are critical to our operations;

•	our ability to fund and execute our business plan;

•	our ability to attract, motivate and/or retain key executives and associates;

•	our ability to attract and retain customers;

•	our ability to maintain satisfactory labor relations;

•	our relationship with stockholders;

•	demand for transportation in the markets in which we operate;

•	economic conditions;

•	labor costs;

•	financing availability and costs;

•	aviation fuel costs;

•	security-related and insurance costs;

•	competitive pressures on pricing (particularly from lower-cost competitors) and on demand (particularly from low-cost carriers and multi-carrier alliances);

•	weather conditions;

•	government legislation and regulation;

•	impact of the Iraqi war;

•	other acts of war or terrorism;

•	market acceptance of our new Class A Common Stock; and

•	other risks and uncertainties listed from time to time in our reports to the Securities and Exchange Commission.

You should also consider carefully the statements under “Risk Factors” in this prospectus and other sections of the documents incorporated by reference into this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. All proceeds will be payable solely to the Selling Stockholders.

The Selling Stockholders will pay any expenses customarily borne by selling stockholders (including underwriting discounts, commissions and fees and expenses of counsel to the extent not required to be paid by us). We have agreed to pay the reasonable fees and disbursements incurred by the Selling Stockholders (including the reasonable fees and expenses of one counsel or firm of counsel selected by the Selling Stockholders holding a majority in interest of the securities being registered pursuant to this prospectus). We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees, listing fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The shares of Class A Common Stock were issued or are issuable to the Selling Stockholders pursuant to the First Amended Joint Plan of Reorganization of US Airways Group, Inc. and its Affiliated Debtors and Debtors-in-Possession, as modified and confirmed pursuant to an order by the United States Bankruptcy Court for the Eastern District of Virginia on March 18, 2003. The following table sets forth, to our knowledge, certain information about the Selling Stockholders as of September 30, 2003.

We do not know when or in what amounts a Selling Stockholder may offer shares for sale. We also do not know if the Selling Stockholders will sell any or all of the shares offered by this prospectus. Because the Selling Stockholders may sell all or some of the shares offered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the Selling Stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholders. The percent of beneficial ownership for each stockholder is based on 48,303,963 shares of Class A Common Stock outstanding as of September 30, 2003.

Name of Selling Stockholder (1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering (2)		Number of Shares of Class A Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After the Offering
				Number	Percentage
ATSB Securities Trust u/a/d March 31, 2003(3)	7,635,000	(3)	7,635,000	0	—
Retirement Systems of Alabama Holdings LLC	27,669,412	(4)	27,669,412	0	—
Bank of America, N.A.	212,081	(5)	212,081	9,150(5)	*
General Electric Capital Corporation	3,817,500	(6)	3,817,500	0	—

*	Less than one percent

(1)	The term “Selling Stockholders” includes donees, pledgees, permitted transferees or other successors-in-interest selling shares received after the date of this prospectus from a named Selling Stockholder as a gift, pledge or other non-sale related transfer.

(2)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them.

(3)	In accordance with laws applicable to dispositions of securities owned for the benefit of the United States government, the ATSB may direct the ATSB Securities Trust to transfer the securities to a U.S. governmental agency statutorily authorized to sell U.S. government-owned securities prior to any sale of the securities on behalf of the U.S. government under the registration statement that this prospectus forms a part. The ATSB Securities Trust beneficially owns 7,635,000 shares of Class A Common Stock prior to the offering through its ownership of 7,635,000 Class A-1 Warrants. The Warrants have an exercise price of $7.42 per share and are immediately exercisable.

(4)	The Retirement Systems of Alabama Holdings LLC beneficially owns prior to the offering 20,652,593 shares of Class A Common Stock, 2,016,819 Class A-1 Warrants exercisable for 2,016,819 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock that are convertible into 5,000,000 shares of Class A Common Stock. The Warrants have an exercise price of $7.42 per share and are immediately exercisable.

(5)	The Bank of America beneficially owns 212,081 shares of Class A Common Stock prior to the offering through its ownership of 212,081 Class A-1 Warrants. The Warrants have an exercise price of $7.42 per share and are immediately exercisable. The 9,150 shares of common stock beneficially owned after the offering are comprised of 5,671 shares of Class A Common Stock and 3,479 shares of Class A Common Stock issuable upon the exercise of 3,479 Class A-1 Warrants held by Bank of America Leasing and Capital LLC, an affiliate of Bank of America, N.A.

(6)	General Electric Capital Corporation beneficially owns 3,817,500 shares of Class A Common Stock prior to the offering through its ownership of 3,817,500 Class A-1 Warrants. The Warrants have an exercise price of $7.42 per share and are immediately exercisable.

The Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their shares or their Class A-1 Warrants, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their shares. If required, we may identify and provide additional Selling Stockholders and information with respect to them in one or more prospectus supplements.

The Selling Stockholders have had the following material relationships with us within the past three years:

ATSB Securities Trust u/a/d March 31, 2003

We received approval for a $900 million loan guarantee under the Air Transportation Safety and System Stabilization Act from the Air Transportation Stabilization Board (ATSB) in connection with a proposed $1 billion loan financing. We required the ATSB loan and related guarantee in order to provide the additional liquidity necessary to carry out our restructuring plan. The ATSB loan was funded on March 31, 2003 and consists of a $1 billion term loan facility to us, $900 million of which is guaranteed by the ATSB. The ATSB loan is secured by first priority liens on substantially all of the unencumbered present and future assets of US Airways Group other than certain specified assets, including assets that are subject to other financing agreements. The maturity date of the ATSB loan is October 1, 2009. The ATSB loan bears interest as follows: (i) 90% of the ATSB loan bears interest (a) if funded through a participating lender’s commercial paper conduit program, at a rate of interest equal to the conduit provider’s weighted average cost related to the issuance of certain commercial paper notes and other short-term borrowings plus 0.30% or (b) if not funded through such commercial paper conduit program, at a rate of interest equal to LIBOR plus 0.40% and (ii) 10% of the ATSB loan (the non-guaranteed portion) bears interest at LIBOR plus 4.0%. US Airways, Inc. is also charged an annual guarantee fee (payable quarterly in advance) in respect of the ATSB guarantee equal to 4.0% of the ATSB’s guaranteed amount (initially $900 million) under the ATSB guarantee, with such guarantee fee increasing by ten basis points annually. In addition, the ATSB loan requires semi-annual amortization payments commencing in October 2006, each such amortization payment to be in the amount of $125 million, with a final scheduled principal payment of $250 million due on the maturity date of the ATSB loan. In connection with the ATSB loan, we issued to ATSB Securities Trust u/a/d March 31, 2003, 7,635,000 Class A-1 Warrants to purchase our Class A Common Stock, together with 7,635,000 shares of Class A Preferred Stock. The ATSB Securities Trust was established to hold these securities for the benefit of the United States Department of Treasury and to take action with respect to these securities at the direction of the ATSB.

Retirement Systems of Alabama Holdings LLC

In connection with the consummation of the Plan of Reorganization, Retirement Systems of Alabama Holdings LLC (RSA) made an equity investment in us equal to $240 million. In exchange for the $240 million investment, RSA received 20,652,593 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, 75,000 shares of Class B Preferred Stock, 1,380,570 Class A-1 Warrants and 1,380,570 shares of Class A Preferred Stock, representing approximately 36.2%, on a fully-diluted basis, of our equity. As of March 31, 2003, in connection with its investment, RSA was granted a voting interest of approximately 71.6% in us and is entitled to designate and vote to elect eight of the 15 directors on our board of directors. Additionally, Dr. David G. Bronner and William Stephens, two of our directors, are the Manager and Secretary of RSA, respectively.

Until September 26, 2007, RSA has agreed to vote all of the shares of voting capital stock received in connection with the consummation of the Plan of Reorganization and then owned by it in favor of all of the directors nominated in accordance with the investment agreement between us and RSA, which directors include our chief executive officer, four directors nominated by the various unions and their affiliates, and two directors identified by our chief executive officer, neither of whom is an employee or affiliate of us, at each annual meeting of our stockholders or at any meeting of our stockholders at which members of our board of directors are to be elected. Following the initial election of our board of directors, however, these obligations are contingent and conditioned upon our chief executive officer agreeing in writing with RSA and us to vote his or her shares of capital stock received in connection with the consummation of the Plan of Reorganization in favor of the directors so nominated in accordance with the terms of the investment agreement.

RSA funded $75 million of the non-guaranteed portion of the ATSB loan. In connection with RSA’s partial funding, it received 636,249 additional Class A-1 Warrants and 636,249 additional shares of Class A Preferred Stock. Additionally, in connection with the execution and delivery of the ATSB loan, RSA executed an undertaking for the benefit of the ATSB. RSA agreed that until April 1, 2005, it shall not transfer any of its shares of Class A Common Stock, other than pursuant to or in connection with certain approved transactions specified in the undertaking. Notwithstanding restrictions against transfer set forth above, RSA may make one or more transfers of securities, provided that the aggregate number of securities subject to such transfers may in no event exceed 6,195,778 shares of Class A Common Stock; this number of shares represents 30% of its Class A Common Stock and will be adjusted for stock splits, reverse stock splits and other similar actions.

RSA also agreed that for so long as it holds any shares of Class B Common Stock, it will not, directly or indirectly, in any manner effect or seek, offer or propose to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose to effect or participate in (i) any acquisition of all or substantially all of our assets, (ii) any tender or exchange offer, merger or other business combination involving us, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to us, in any of the foregoing cases where the transaction provides or would provide for disparate consideration or economic rights between the holders of the Class A Common Stock and the Class B Common Stock. This provision terminates in certain circumstances, as more fully described in the undertaking.

Prior to the confirmation of our Plan of Reorganization, we also accepted a commitment from RSA for a fully underwritten $500 million debtor-in-possession financing facility (the “RSA DIP Facility”) which replaced our original debtor-in-possession facility and was provided on substantially the same terms. The RSA DIP Facility consisted of a $250 million term loan facility and a $250 million revolving credit facility (with a $50 million letter of credit subfacility) and was guaranteed by each of our subsidiaries that was a debtor in the bankruptcy. The RSA DIP Facility was secured by first priority liens on all of our unencumbered present and future assets and by best priority available junior liens on all other assets, other than certain specified assets. We had the option of borrowing under the facility at an interest rate of the prime rate plus 2.5% or LIBOR plus 4.0%. We borrowed a total of $369 million under the RSA DIP Facility. The RSA DIP Facility matured on the effective date of the Plan of Reorganization and was fully repaid at that time.

Bank of America, N.A.

We are a party to a Co-Branded Card and Merchant Services Agreement with Bank of America, N.A. for the processing of domestic Visa and MasterCard transactions. This agreement expires in December 2008. We were required to deposit $173 million in cash collateral with Bank of America at the commencement of the agreement.

The total collateral amount posted with Bank of America is increased or decreased weekly due to changes in unflown ticket liability, credit ratings, cash balances and other financial and non-financial measures and was $166 million as of September 30, 2003.

Bank of America is the alternative lender of the $900 million guaranteed portion of the ATSB loan. The primary lender is Kitty Hawk Funding Corporation, an affiliate bank of Bank of America. Bank of America also funded $25 million of the non-guaranteed portion of the ATSB loan. In connection with that funding, Bank of America received 212,081 Class A-1 Warrants to purchase our Class A Common Stock and 212,081 shares of Class A Preferred Stock.

Bank of America Securities LLC, an affiliate of Bank of America, provided restructuring advisory services to us during our bankruptcy case.

General Electric Capital Corporation

In November 2001, we obtained a $404 million credit facility from General Electric Capital Corporation (GE) secured by collateral including 11 A320-family aircraft and 28 spare engines. GE is among our largest creditors. In addition to the GE credit facility, GE has provided financing or guarantees on 114 of our current operating aircraft. It also maintains the engines on our B737-family aircraft, the A320-family aircraft and the B767 aircraft. In connection with the Plan of Reorganization, we reached a global settlement with GE that resolves substantially all aircraft, aircraft engine and loan-related issues under agreements outstanding at that time. In exchange for Class A-1 Warrants to purchase 3,817,500 shares of our Class A Common Stock and the corresponding 3,817,500 shares of Class A Preferred Stock, GE (i) modified the terms of certain agreements to meet the cost savings requirements of the business plan published in our disclosure statement under the Plan of Reorganization, (ii) provided an exit liquidity facility of up to $360 million that refinanced obligations under the debtor-in-possession facility and provided additional liquidity, (iii) will provide up to $1.4 billion in a combination of single investor leases, leveraged lease equity and secured debt financing for up to 70 regional jets and (iv) extended the term of the GE credit facility from 2006 to 2012. The terms of the GE credit facility were renegotiated so that borrowings bear interest rates of LIBOR plus 3.5%.

Class A-1 Warrants

As indicated above, each of the Selling Stockholders has been issued Class A-1 Warrants exercisable for Class A Common Stock, as well as corresponding shares of Class A Preferred Stock. The initial exercise price of the Class A-1 Warrants is $7.42 per share of Class A Common Stock. The exercise price may be paid (a) in cash, (b) pursuant to certain cashless or net exercise provisions as set forth in the Class A-1 Warrant, or (c) a combination of (a) and (b). The terms of the Class A-1 Warrants provide for customary anti-dilution protection, which adjusts the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Class A-1 Warrants. These dilutive events include, but are not limited to, certain stock dividends, stock splits and combinations, issuances of securities or consolidations, mergers, recapitalizations or similar transactions. Each share of Class A Preferred Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. The voting power of the Class A Preferred Stock is also subject to adjustment upon any anti-dilution adjustment so that the aggregate voting power of the Class A Preferred Stock is equal to the aggregate number of Class A Common Stock into which the Class A-1 Warrants are exercisable. The Class A-1 Warrants do not have any voting rights.

Each Class A-1 Warrant is only exercisable, redeemable or transferable when delivered together with the corresponding shares of Class A Preferred Stock. The Class A-1 Warrants may be exercised from the date of issuance until March 31, 2010, the seventh anniversary of the effective date of our Plan of Reorganization. The Class A-1 Warrants may be transferred at any time and from time to time, in whole or in part, subject to restrictions set forth in the Class A-1 Warrants relating to applicable securities laws and the Class A Preferred Stock.

Registration Rights Agreements

On March 31, 2003, which was the effective date for our Plan of Reorganization, we entered into registration rights agreements with each of the Selling Stockholders, which, among other things, provide that we, at our expense, agree to use commercially reasonable efforts (i) to file within 90 days after the effective date a shelf registration statement covering all shares of Class A Common Stock issued to the Selling Stockholders in connection with the Plan of Reorganization (if any) and all shares of Class A Common Stock issuable to such stockholders upon exercise of their Class A-1 Warrants or upon conversion of the Class B Common Stock, (ii) to cause the registration statement to be declared effective within 180 days after the effective date of the Plan of Reorganization, and (iii) to keep the registration statement continuously effective until the earlier of the disposition of all Registrable Securities (as defined in the registration rights agreements) and eight years after the registration statement becomes effective. Subsequent to entering into these agreements, the Selling Stockholders agreed to delay the filing of the registration statement until September 30, 2003. Under the terms of the agreements, we may suspend the filing or use of a registration statement if, and for so long as, the filing or use of the registration statement would materially and adversely interfere with a material transaction in which we are involved or require us to disclose material non-public information. The suspension may not exceed 60 consecutive days or 120 days, in the aggregate, during any 12-month period.

Starting 24 months after the effective date of the Plan of Reorganization, upon the request of a majority of the holders under each Registration Right Agreement of the Class A-1 Warrants covered by that agreement, we will be required to use commercially reasonable efforts to prepare and file a registration statement, at our expense and within 90 days of such request, covering all of the Class A-1 Warrants, all of the Class A Preferred Stock and all shares of Class A Common Stock issuable upon exercise of the Class A-1 Warrants. We will also be required to use commercially reasonable efforts to cause that registration statement to become effective within 180 days of the request and to list all Class A-1 Warrants on the securities exchange, or on the NASDAQ National Market, as the case may be, on which the Class A Common Stock is then listed.

Holders of the Registrable Securities are entitled, under certain circumstances, to include their Registrable Securities in any registration statement filed for purposes of an underwritten public offering of our securities. Such “piggyback” registration rights are subject to customary exceptions.

DILUTION

This offering is for sales of stock by our existing stockholders on a continuous or delayed basis in the future. Sales of Class A Common Stock by stockholders will not result in a change to the net tangible book value per share before and after the distribution of shares by the Selling Stockholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

PLAN OF DISTRIBUTION

The term “Selling Stockholders” includes donees, pledgees, permitted transferees or other successors-in-interest selling shares received after the date of this prospectus from a named Selling Stockholder as a gift, pledge or other non-sale related transfer. The Selling Stockholders may offer all or part of the shares included in this prospectus from time to time in one or more types of transactions, which may include block transactions, on applicable exchanges or automated interdealer quotation services, in negotiated transactions, through put or call options transactions relating to the shares offered by this prospectus, through short sales or a combination of such methods of sale. These sales may be made at fixed prices that may be changed, prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Each Selling Stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may resell their shares by one or more of the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	a cross or block trade in which the broker or dealer engaged by a Selling Stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	negotiated transactions;

•	options transactions;

•	short sales or borrowing, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

•	pledge and hedging transactions with broker-dealers or other financial institutions;

•	a combination of any such methods of sale or distribution; and

•	by any other legally available means.

In effecting sales, brokers or dealers engaged by a Selling Stockholder may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from a Selling Stockholder or from the purchasers in amounts to be negotiated immediately prior to the sale. A Selling Stockholder may also sell the shares in accordance with Rule 144 or Rule 144A under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

If the shares offered by this prospectus are sold in an underwritten offering, the underwriters may acquire them for their own account and may further resell these shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the shares specified in such prospectus supplement if any such shares are purchased. Brokers who borrow the shares to settle short sales of shares and who wish to offer and sell the shares under circumstances requiring use of the prospectus or making use of the prospectus desirable may use this prospectus. This prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts, calls and other transactions in our shares, or derivatives thereof, and may sell and deliver the shares offered by this prospectus in connection with such transactions.

We will not receive any of the proceeds from the sales of the shares by the Selling Stockholders pursuant to this prospectus. The Selling Stockholders will pay any expenses customarily borne by selling stockholders (including underwriting discounts, commissions and fees and expenses of counsel to the extent not required to be paid by us). We have agreed to pay the reasonable fees and disbursements incurred by the Selling Stockholders (including the reasonable fees and expenses of one counsel or firm of counsel selected by the Selling Stockholders holding a majority in interest of the securities being registered pursuant to this prospectus). We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, but not limited to, all registration and filing fees, listing fees and expenses of our counsel and our accountants. Until             , 2003, our Class A Common Stock was traded on the OTCBB. On             , 2003, our Class A Common Stock began trading on the NASDAQ National Market under the symbol “            .”

In order to comply with the securities laws of certain states, the Selling Stockholders may only sell the shares through registered or licensed brokers or dealers. In addition, in certain states, the Selling Stockholders may only sell the shares if they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements of such state is available and is complied with.

A Selling Stockholder, and any broker-dealer who acts in connection with the sale of shares hereunder, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed underwriting discounts and commissions under the Securities Act. We have agreed to indemnify certain of the Selling Stockholders and their directors, officers, employees and agents against certain liabilities including liabilities arising under the Securities Act. The Selling Stockholders may also agree to indemnify any broker-dealer that participates in transactions involving the sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Because the Selling Stockholders may be deemed underwriters within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We are permitted to suspend the use of this prospectus in connection with the sales of shares by Selling Stockholders upon the happening of certain events. These include where the filing or use of the registration statement would materially and adversely interfere with a material financing, acquisition or other transaction or require us to disclose such material financing, acquisition, other transaction or other material non-public information, which interference or disclosure our board of directors has determined in good faith is not in the best interests of us and our stockholders. The suspension period is not to exceed sixty consecutive days and, in any event, not to exceed one hundred and twenty days in the aggregate, during any twelve month period.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of such time as:

•	all of the shares covered by the registration statement have been disposed of in accordance with the intended methods of distribution as set forth in this prospectus; and

•	the earlier of:

•	eight years after the registration statement becomes effective, and

•	the time that all of the shares of Class A Common Stock held by the Selling Stockholders and covered by the registration statement become saleable in a single transaction under Rule 144 without restriction or limitation (provided that if the registration statement ceases to be effective and the shares cease to be saleable in a single transaction under Rule 144 without restriction or limitation, we will be required to file, as promptly as reasonably practicable, a new registration statement).

Governmental Immunity

The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The Federal Tort Claims Act bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against a U.S. governmental agency selling the shares held by the ATSB Securities Trust, and possibly the ATSB Securities Trust, alleging a violation of the federal securities laws, including the Securities Act of 1933, as amended (Securities Act) and the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus or the Registration Statement of which this prospectus is a part, or any other act or omission in connection with the offering to which this prospectus relates, likely would be barred. In addition, the ATSB has advised us that the ATSB or any such U.S. governmental agency and their members, officers, agents (including the ATSB Securities Trust), and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. Accordingly, any attempt to assert such a claim against the members, officers, agents (including the ATSB Securities Trust) or employees of the ATSB or any such U.S. governmental agency for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with the offering of the shares by the ATSB Securities Trust or any such U.S. governmental agency likely would be barred.

LEGAL MATTERS

The validity of the shares of Class A Common Stock offered hereby will be passed upon for us by McKenna Long & Aldridge LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of US Airways Group, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph that states that US Airways Group, Inc. has incurred significant recurring losses from operations, has an accumulated deficit and filed a voluntary petition seeking to reorganize under Chapter 11 of the federal bankruptcy laws which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the documents we file at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our Class A Common Stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference into this prospectus and any prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus and any prospectus supplement, until the Selling Stockholders have sold all of the shares of Class A Common Stock to which this prospectus and any prospectus supplement relates or the offering is otherwise terminated. Additionally, we incorporate by reference all documents that we may file with the SEC after the date of the filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement in a document incorporated by reference into this prospectus and any prospectus supplement will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus and any prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed on March 27, 2003;

(b)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003 filed on May 14, 2003;

(c)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 filed on August 14, 2003;

(d)	All of our Current Reports on Form 8-K filed with the SEC from January 1, 2003 through the date of this prospectus; and

(e)	The description of our Class A Common Stock contained in our Form 8-A filed on May 14, 2003.

You may request a copy of any filings referred to above, at no cost, by contacting us at the following address:

US Airways Group, Inc.

Investor Relations

2345 Crystal Drive

Arlington, Virginia 22227

Telephone: (703) 872-5305

39,333,993 Shares

US AIRWAYS GROUP

Class A Common Stock

PROSPECTUS

                                , 200_

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$19,491
Printing fees	7,500
Legal fees and expenses	60,000
Accounting fees and expenses	75,000
Miscellaneous fees	1,500

Total	$163,491

The foregoing, except for the SEC registration fee, are estimates. We will pay all of the above expenses. We will pay the reasonable fees and expenses incurred by the Selling Stockholders (including, without limitation, the reasonable fees and expenses of one counsel or firm of counsel selected by the Selling Stockholders holding a majority in interest of the securities being registered pursuant to this prospectus). The Selling Stockholders will be responsible for all expenses customarily borne by Selling Stockholders (including underwriting discounts, commissions and fees and expenses of counsel to the extent not required to be paid by US Airways).

Item 15. Indemnification of Directors and Officers

We are empowered by the laws of the state of Delaware, subject to the procedures and limitations therein, to indemnify any person against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of US Airways Group. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. Our Amended and Restated Bylaws provide for indemnification for our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnity agreements with certain of our officers and directors providing, in each case, for the indemnification by US Airways Group of such individuals for all losses and related expenses (subject to certain limitations) incurred by them arising out of the discharge of their respective duties as directors and/or officers of US Airways Group.

The foregoing statements are subject to the detailed provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws.

Pursuant to Delaware law, Article Eighth of the Amended and Restated Certificate of Incorporation of US Airways Group provides that no director of US Airways Group shall be personally liable to US Airways Group or its stockholders for monetary damages for any breach of his or her fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of his or her duty of loyalty to US Airways Group or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) in connection with the unlawful payment of dividends or an unlawful stock purchase or redemption under Delaware Law, or (4) for any transaction from which the director derived an improper personal benefit.

We purchase and maintain insurance on behalf of our officers and directors against liability asserted against or incurred by these persons in their capacity as an officer or director, or arising out of their status as an officer or director, regardless of whether we would have the power to indemnify or advance expenses to these persons against these liabilities under our Amended and Restated Bylaws or Delaware law.

Item 16. Exhibits

Exhibit Number	Description

4.1	Amended and Restated Certificate of Incorporation of US Airways Group, Inc. (incorporated by reference to Exhibit 3.1 to US Airways Group, Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.2	Amended and Restated Bylaws of US Airways Group, Inc. (incorporated by reference to Exhibit 3.2 to US Airways Group, Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.3	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.4	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A. (incorporated by reference to Exhibit 4.2 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.5	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.6	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.7	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 4.5 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

5.1	Opinion of McKenna Long & Aldridge LLP (to be filed by a pre-effective amendment to this registration statement).

23.1	Consent of McKenna Long & Aldridge LLP (to be included in Exhibit 5.1).

23.2*	Consent of KPMG LLP.

24.1*	Powers of Attorney.

*Filed herewith.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia, on September 30, 2003.

US AIRWAYS GROUP, INC.
Registrant

By:	/s/ Elizabeth K. Lanier
Elizabeth K. Lanier
Executive Vice President – Corporate Affairs and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David N. Siegel David N. Siegel	President and Chief Executive Officer Director	September 30, 2003

/s/ Neal S. Cohen Neal S. Cohen	Executive Vice President – Finance, Chief Financial Officer	September 30, 2003

/s/ Anita P. Beier Anita P. Beier	Vice President and Controller	September 30, 2003

* Dr. David G. Bronner	Director	September 30, 2003

* Rono J. Dutta	Director	September 30, 2003

* Cheryl Gruetzmacher Gordon	Director	September 30, 2003

* Perry Hayes	Director	September 30, 2003

Signature	Title	Date

* Magdalena Jacobsen	Director	September 30, 2003

* Robert L. Johnson	Director	September 30, 2003

* Bruce R. Lakefield	Director	September 30, 2003

* Joseph J. Mantineo	Director	September 30, 2003

* John McKenna	Director	September 30, 2003

* Hans Mirka	Director	September 30, 2003

* William D. Pollock	Director	September 30, 2003

* James M. Simon, Jr.	Director	September 30, 2003

* Raymond W. Smith	Director	September 30, 2003

* William T. Stephens	Director	September 30, 2003

*By:	/s/ Neal S. Cohen Neal S. Cohen Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

4.1	Amended and Restated Certificate of Incorporation of US Airways Group, Inc. (incorporated by reference to Exhibit 3.1 to US Airways Group, Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.2	Amended and Restated Bylaws of US Airways Group, Inc. (incorporated by reference to Exhibit 3.2 to US Airways Group, Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.3	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to General Electric Capital Corporation (incorporated by reference to Exhibit 4.1 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.4	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Bank of America, N.A. (incorporated by reference to Exhibit 4.2 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.5	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.6	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

4.7	US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to ATSB Securities Trust u/a/d March 31, 2003 (incorporated by reference to Exhibit 4.5 of US Airways Group Inc.’s Registration Statement on Form 8-A filed May 14, 2003).

5.1	Opinion of McKenna Long & Aldridge LLP (to be filed by a pre-effective amendment to this registration statement).

23.1	Consent of McKenna Long & Aldridge LLP (to be included in Exhibit 5.1).

23.2*	Consent of KPMG LLP.

24.1*	Powers of Attorney.

*Filed herewith.